Exhibit 1

LIST OF ALLEN & COMPANY LLC’S EXECUTIVE OFFICERS

Officers	Title
Herbert A. Allen III	President
Kim M. Wieland	Chief Financial Officer and Managing Director
Peter DiIorio	General Counsel, Vice President and Secretary
Terence C. McCarthy	Vice President and Chief Operations Officer
Howard M. Felson	Vice President, Controller and Assistant Secretary
Eugene Protash	Vice President and Assistant Secretary
MaryKate Walsh	Vice President
Anthony Ferrante	Vice President and Treasurer
Kevin Medina	Vice President and Chief Compliance Officer